Exhibit 21.1
SUBSIDIARIES OF VERAZ NETWORKS, INC.

Name	State/Jurisdiction of Incorporation
Veraz Networks do Brasil Comércio de Equipamentos para Telecomuniçacão Ltda	Brazil
Veraz Networks SARL	France
Veraz Networks Private Limited	India
Veraz Networks Ltd.	Israel
Veraz Networks RUS	Russia
Veraz Networks Ltd. Private Limited	Singapore
Veraz Networks UK Ltd.	United Kingdom
Veraz Networks International Inc.	United States